Exhibit 1

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.co.il
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cimatron Ltd.

We have audited the accompanying consolidated balance sheets of Cimatron Ltd (the "Company")  and its subsidiaries as of December 31, 2010 and 2009 and the related statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of  a  subsidiary, which statements  reflect total assets constituting   9% and 8% of  consolidated total assets as of December 31, 2010 and 2009, respectively, and total  revenues constituting  30% , 28% and 24% of consolidated total revenues for  the years  ended  December 31, 2010, 2009 and 2008  respectively .  Those statements were audited by other auditor, whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for  that  subsidiary, is based solely on the report of  the other auditor.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.

In our opinion, based on our audits and report of the other auditor, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
March 17, 2011

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,
	Note	2 0 1 0	2 0 0 9
ASSETS

Current assets
Cash and cash equivalents		$10,221	$6,684
Trade accounts receivable, net of allowance for doubtful accounts of $983 and $1,404 as of December 31, 2010 and 2009 respectively	4	5,708	5,422
Other accounts receivable and prepaid expenses	5	2,084	3,111
Inventory		191	197
Total current assets		18,204	15,414

Deposits with insurance companies and severance pay funds	9	3,279	2,935

Property and equipment	6
Cost		9,773	9,725
Less - accumulated depreciation		8,824	8,679
Property and equipment, net		949	1,046

Other assets
Software development costs, net	7	-	40
Goodwill, net		9,112	8,910
Other Intangible Assets		3,357	4,335
Total other assets		12,469	13,285
Total assets		34,901	32,680

The accompanying notes are an integral part of the financial statements

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data) (cont)

		December 31,
	Note	2 0 1 0	2 0 0 9
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank credit		99	456
Related parties		150	138
Trade payables		1,685	1,064
Other liabilities and accrued expenses	8	8,110	6,853
Deferred revenues		2,275	2,397
Total current liabilities		12,319	10,908

Long-term liabilities
Accrued severance pay	9	4,297	4,104
Long term loan		98	204
Deferred tax liability		1,002	1,365
		5,397	5,673

Contingent liabilities and commitments	10	-	-

Shareholders’ equity
Cimatron Ltd. Shareholders’ equity:
Share capital:	11
Ordinary shares of NIS 0.10 par value (Authorized - 19,950,000 shares, issued and outstanding - 9,567,198 shares at December 31, 2010 and 9,560,698 at December 31, 2009)		304	304
Additional paid-in capital and other capital surplus		18,275	18,204
Accumulated deficit		(303)	(1,894)
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments		(626)	(158)
Unrealized gain on other intangible assets and goodwill		207	-
Unrealized gain on derivative instruments		154	233
		18,011	16,689
Treasury stock, at cost; 607,956 and 475,410 shares at December 31, 2010 and 2009 respectively		(752)	(542)
Total Cimatron Ltd. shareholders’ equity		17,259	16,147

Noncontrolling interest		(74)	(48)
Total equity		17,185	16,099

Total liabilities and shareholders’ equity		34,901	32,680

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

		Year ended December 31,
	Note	2 0 1 0	2 0 0 9	2 0 0 8

Revenues:	14a
Products		$15,994	$13,191	$20,066
Maintenance and Services		20,080	19,766	20,909
Total		36,074	32,957	40,975

Cost of revenues	14b
Products		4,320	4,567	5,725
Services		1,556	1,619	2,044
Total		5,876	6,186	7,769

Gross profit		30,198	26,771	33,206

Research and development expenses, net		6,014	5,736	6,930

Selling, general and administrative expenses	14c	22,053	21,992	25,750

Operating income (loss)		2,131	(957)	526

Financial income (expenses), net		97	19	(80)
Other expenses		(6)	(41)	-

Income (loss) before income taxes		2,222	(979)	446

Income taxes	12	(657)	949	237

Net income (loss) after income taxes		1,565	(30)	683

Less: Net gain attributable to the noncontrolling interest		26	44	41

Net income attributable to Cimatron's shareholders		$1,591	$14	$724

Net Income per share (basic and diluted)		$0.18	$0.00	$0.08

Weighted average number of shares outstanding
Basic earnings per share		9,000	9,156	9,341

Diluted earnings per share		9,000	9,156	9,360

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED
STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

				Accumulated	Retained
	Non-		Additional	other	earnings			Total
	controlling	Share	paid-in	comprehensive	(accumulated	Treasury	Comprehensive	shareholders’
	interest	capital	capital	income (loss)	deficit)	stock	income (loss)	equity

Balance at December 31, 2007	63	265	13,754	(258)	(2,632)	(159)		11,033

Changes during the year ended December 31, 2008:
Net Income (loss)	(41)				724		683	683
Issuance of shares		39	4,248					4,287
Investment in treasury stock						(230)		(230)
Unrealized gain on available-for-sale securities				88			88	88
Unrealized gain on derivative instruments				314			314	314
Foreign currency translation adjustment	(26)			(79)			(105)	(105)
Exercise of stock options			14					14
Stock option compensation			115					115
Total comprehensive income							980
Balance at December 31, 2008	(4)	304	18,131	65	(1,908)	(389)		16,199

Changes during the year ended December 31, 2009:
Net Income (loss)	(44)				14		(30)	(30)
Investment in treasury stock						(153)		(153)
Unrealized loss on derivative instruments				(81)			(81)	(81)
Foreign currency translation adjustment				91			91	91
Stock option compensation			73					73
Total comprehensive income							$(20)
Balance at December 31, 2009	$(48)	$304	$18,204	$75	$(1,894)	$(542)		$16,099

CIMATRON LIMITED
STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

				Accumulated	Retained
	Non-		Additional	other	earnings			Total
	controlling	Share	paid-in	comprehensive	(accumulated	Treasury	Comprehensive	shareholders’
	interest	capital	capital	income (loss)	deficit)	stock	income (loss)	equity

Balance at December 31, 2009	(48)	304	18,204	75	(1,894)	(542)		16,099

Changes during the year ended December 31, 2010:
Net Income (loss)	(26)				1,591		1,565	1,565
Investment in treasury stock						(210)		(210)
Unrealized loss on derivative instruments				(79)			(79)	(79)
Unrealized gain on other intangible assets and goodwill				207			207	207
Foreign currency translation adjustment				(468)			(468)	(468)
Exercise of stock options		-	11					11
Stock option compensation			60					60
Total comprehensive income							1,225
Balance at December 31, 2010	(74)	304	18,275	(265)	(303)	(752)		17,185

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
CASH FLOWS - OPERATING ACTIVITIES
Net (loss) Income	$1,565	$(30)	$683

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,512	1,575	1,584
Increase in accrued severance pay	228	138	4
Loss (gain) from sale of property and equipment, net	8	-	(3)
Stock options compensation	60	73	115
Loss on disposal of closure of sites	-	43	-
Deferred taxes, net	406	(984)	(359)

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	(583)	1,854	2,475
Decrease (increase) in inventory	13	(15)	26
Increase in deposits with insurance companies
and severance pay fund	(344)	(216)	(16)
Increase (decrease) in trade payables, accrued expenses
and other liabilities	1,908	(1,164)	(1,713)
Net cash provided by operating activities	4,773	1,274	2,796

CASH FLOWS - INVESTING ACTIVITIES

Proceeds from sale and redemption of bonds	-	-	1,245
Purchase of property and equipment	(384)	(262)	(438)
Proceeds from sale of property and equipment	-	-	2
Cash disposal related to closure of sites	-	(46)	-
Additional payment for acquisition of subsidiary	-	-	(1,268)
Acquisition of subsidiary, net of cash acquired (Appendix A)	-	-	(4,761)
Net cash used in investing activities	(384)	(308)	(5,220)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank credit	(340)	301	(637)
Long-term bank credit	(98)	(104)	4
Proceeds from issuance of shares upon exercise of options	11	-	14
Investment in treasury stock	(210)	(153)	(230)
Net cash used in (provided by) financing activities	(637)	44	(849)

Effect of exchange rate changes on cash	(215)	(53)	(26)
Net increase (decrease) in cash and cash equivalents	3,752	1,010	(3,273)
Cash and cash equivalents at beginning of year	6,684	5,727	9,026
Cash and cash equivalents at end of year	10,221	6,684	5,727
Supplemental information:
Cash paid during the year for income taxes	$3	$4	$32

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED
APPENDIX TO STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8

Appendix A - Acquisition of subsidiary, net of cash acquired

Working capital - excluding cash			(879)
Goodwill			4,035
Other intangible assets			5,432
Property and equipment			158
Tax asset			302
Investment			-
			9,048

Issuance of shares			(4,287)
			$(4,761)
Appendix B - Non-cash transactions

Purchase of property on credit	$68	$10	$5

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 1  -          GENERAL

Cimatron Ltd. (the "Company" or "Cimatron") designs, develops, manufactures, markets and supports a family of CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrodes design, 2.5 to 5 axes milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

NOTE 2  -          SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

A.	Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

B.	Financial statements in U.S. dollars

The reporting currency of the Company is the U.S. dollar (the "dollar").

The dollar is the functional currency of the Company and its subsidiaries in the United States and Canada. Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in Accounting Standards Codification (“ASC”) 830-10 “Foreign Currency Translation” (“ASC 830-10”) (formerly: Statement of Financial Accounting Standards ("SFAS") No. 52). All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are recorded in the statement of operations as they arise.

The financial statements of certain subsidiaries whose functional currency is other than the dollar are translated into dollars in accordance with the principles set forth in ASC 830-10 (formerly: “SFAS No. 52”). Assets and liabilities have been translated at year-end exchange rates; results of operations have been translated at average exchange rates. The translation adjustments have been reported as a separate component of shareholders' equity.

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2  -         SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated.

D.	Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities of three months or less.

E.	Marketable securities

The Company accounts for its investments in marketable securities in accordance with ASC 320-10, "Accounting for Certain Investments in Debt and Equity Securities" (“ASC 320-10”) (formerly: “SFAS No. 115).

Management determines the appropriate classification of the Company’s investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale.

Realized gains and losses on sales of investments, as determined on a specific identification basis, were included in the consolidated statement of operations. As of December 31, 2010 the Company had no investment in marketable securities.

F.	Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current accounts receivable, accounts payable and long-term liabilities. In view of their nature, the carrying values of the financial instruments included in working capital of the Company approximate their fair-values.

G.	Concentrations of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, and accounts receivable. The Company’s cash and cash equivalents are invested primarily in deposits with major banks worldwide. Management believes that the financial institutions that hold the Company’s investments are financially sound, and accordingly, minimal credit risk exists with respect to such investments. The Company’s trade receivables are derived from sales to customers located primarily in the U.S., Europe, Asia and Israel. The allowance for doubtful accounts is provided with respect to all balances deemed doubtful of collection.

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2  -         SIGNIFICANT ACCOUNTING POLICIES (cont.)

H.	Allowance for doubtful accounts

The allowance for doubtful accounts is computed on a specific identification basis for accounts, the collection of which, in management’s estimation, is doubtful.

I.	Inventory

Inventory is presented at the lower of cost or market.  Cost is determined by the “first in, first out” method.

J.	Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the “straight-line” method, over the estimated useful life of assets, as follows:

Computers and software	3 years
Office furniture and equipment	5- 16.5 years

Leasehold improvements are amortized over the shorter of the life of the relevant lease or the service life of the improvements.

K.	Impairment of long-lived assets, goodwill and other intangible assets

The Company evaluates its long-lived tangible and intangible assets for impairment in accordance with ASC 350-20, “Goodwill and Other Intangible Assets,” and ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is subject to an annual test for impairment. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No write-offs were recorded during 2010, 2009 and 2008.

During 2010, 2009 and 2008, the Company amortized approximately $984,000, $988,000 and $988,000 respectively.

The Company regularly reviews whether facts and circumstances exist which indicate that the carrying amount of assets may not be recoverable. The Company assesses the recoverability of the carrying amount of its long-lived assets based on expected undiscounted cash flows. If an asset’s carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such asset, in accordance with ASC 360-10 "Accounting for the Impairment or Disposal of Long-Lived Assets” ("ASC 360-10") (formerly: “SFAS No. 144”).

L.	Software development costs

The Company capitalizes software development costs in accordance with ASC 985-20 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("ASC 985-20") (formerly: “SFAS No. 86”). Capitalization of software development costs begins upon the establishment of technological feasibility, and continues up to the time at which the software is available for general release to customers. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology.

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2  -         SIGNIFICANT ACCOUNTING POLICIES (cont.)

L.	Software development costs (cont.)

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of a working model and the point at which a product is ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

M.	Acquisition-related intangible assets

The Company accounts for its business combinations in accordance with ASC 805 “Business Combinations” and with ASC 350-20 “Goodwill and Other Intangible Assets” (“ASC 350-20”) (Formerly: “SFAS No. 142”). ASC 805-10 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

Acquisition-related intangible assets result from the Company's acquisitions of businesses accounted for under the purchase method and consist of the value of identifiable intangible assets including developed software products, established workforce and trade names, as well as goodwill. Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of purchase. Acquisition-related intangible assets are reported at cost, net of accumulated amortization.

N.	Stock-based compensation

The Company applied the provisions of ASC 718-10, “Share-Based Payment” ("ASC 718-10") (formerly: “SFAS No. 123 (Revised)”). ASC 718-10 requires employee share-based equity awards to be accounted for under the fair value method. Accordingly, stock-based compensation is measured at the grant date, based on the fair value of the award.

There were no option grants in 2010 and 2009. The weighted average assumptions that were used in calculating such values during 2008 were based on estimates at the date of grant as follows:

2 0 0 8

Risk-free interest rate	2.25%
Expected life of options	3.25 year
Expected volatility	84%
Expected dividend yield	None

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2  -         SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Revenue recognition

The Company recognizes revenues in accordance with the American Institute of Certified Public Accountants ("AICPA") ASC 985-605-15, “Software Revenue Recognition”, as amended (formerly: “Statement of Position “SOP” 97-2”).

Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, the software product covered by written agreement or a purchase order signed by the customer has been delivered, the license fees are fixed and determinable and collection of the license fees is considered probable. When software arrangements involve multiple elements the Company allocates revenue to each element based on the relative fair values of the elements. The Company's determination of fair value of each element in multiple element arrangements is based on vendor-specific objective evidence (“VSOE”). The Company limits its assessment of VSOE for each element to the price charged when such element is sold separately.

Service revenues include consulting services and post-contract customer support and training. Consulting revenues are generally recognized on a time and material basis. Software maintenance agreements provide technical customer support and the right to unspecified upgrades on an if-and-when-available basis. Post-contract customer support revenues are recognized ratably over the term of the support period (generally one year) and training and other service revenues are recognized as the related services are provided. Deferred revenues represent mainly amounts received on account of service agreements.

The Company’s sales are made pursuant to standard purchase orders, containing payment terms averaging between 30 - 120 days. The Company's arrangements do not substantially include any refund provisions nor are payments subject to milestones. In addition, the Company’s arrangements do not substantially contain customer acceptance provisions.

P.	Research and development costs

Research and development costs are expensed as incurred.

Q.	Deferred income taxes

Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at the tax rates expected to be in effect when these differences reverse, in accordance with ASC 740-10 “Accounting for Income Taxes” (“ASC 740-10”) (formerly: “:SFAS No. 109”).

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2  -         SIGNIFICANT ACCOUNTING POLICIES (cont.)

R.	Net income (loss) per ordinary share

Basic and diluted net income (loss) per share have been computed in accordance with ASC 260-10 “Earning per Share” (formerly: “SFAS No. 128”) using the weighted average number of ordinary shares outstanding during the relevant fiscal year. Basic income (loss) per share excludes any dilutive effect of options and warrants.

S.	Derivative financial instruments

The Company’s primary objective in holding derivative financial instruments is to manage currency market risks. The Company transacts business in various currencies other than the U.S. dollar, primarily the Euro and New Israeli Shekel (the "NIS"). The Company has established balance sheet and forecasted transaction risk management programs to protect against volatility of future cash flows caused by changes in exchange rates. The Company uses currency forward contracts and currency options in these risk management programs. These programs reduce, but do not always entirely eliminate, the impact of currency exchange movements.

In accordance with ASC 815-10, "Accounting for Derivative Instruments and Hedging Activities" (formerly: “SFAS No. 133”), as amended, the Company recognizes all derivative instruments as either assets or liabilities on the balance sheet at fair value. Fair values of currency forward contracts and currency options are based on quoted market prices or pricing models using current market rates. The accounting for gains or losses from changes in fair value of a derivative instrument depends on whether it has been designated and qualifies for hedge accounting as well as on the type of hedging relationship. The criteria for designating a derivative as a hedge include the instrument's effectiveness in risk reduction and one-to-one matching for the derivative instrument to its underlying transaction. Gains and losses on derivatives that are not designated as hedges for accounting purposes are recognized currently in earnings.

The Company's outstanding derivative instruments as of balance sheet dates are included in other receivables and other accrued liabilities.

Currency forward contracts and currency options, which generally expire within 12 months and are used to hedge exposures to variability in expected future foreign-denominated cash flows, are designated as cash flows hedges. For these derivatives, the effective portion of the gain or loss is reported as a component of other comprehensive income in stockholders' equity and is reclassified into earnings in the same period or periods during which the hedged transaction affects earnings, and within the same income statement line item.

The ineffective portion of the gain or loss on the derivative in excess of the cumulative change in the present or future cash flows of the hedged item, if any, is recognized in financial income (expenses) net during the period of change.

The fair value of foreign currency forward contracts and foreign currency options outstanding at December 31, 2010 and 2009 were $154 and $233, respectively.

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2  -         SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Recently issued accounting pronouncements

On February 24, 2010, the FASB issued ASU 2010-09, which amends ASC 855 to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures. The ASU adds a definition of the term “SEC filer” to the ASC Master Glossary and requires (1) SEC filers and (2) conduit debt obligors for conduit debt securities that are traded in a public market to “evaluate subsequent events through the date the financial statements are issued.” All other entities are required to “evaluate subsequent events through the date the financial statements are available to be issued.” In addition the ASU exempts SEC filers from disclosing the date through which subsequent events have been evaluated, removes the definition of “public entity” from the ASC 855 Glossary and adds a definition of the term “revised financial statements” to the ASC Master Glossary. All of the amendments in this Update are effective immediately and shall be applied prospectively. The adoption of this update did not have material impact on the Company’s consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13 - Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades to clarify the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. This update provides amendments to Topic 718 to clarify that employee share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should also be classified as an equity award. The update is effective for periods beginning after December 15, 2010. The adoption of this update is not expected to have a material impact on the company’s consolidated financial position, results of operations or cash flows.

On July 21, 2010, the FASB issued ASU 2010-20 - Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which amends ASC 310 by requiring more robust and disaggregated disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses. The objective of enhancing these disclosures is to improve financial statement users’ understanding of (1) the nature of an entity’s credit risk associated with its financing receivables and (2) the entity’s assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. The amendments in this update are effective for interim and annual reporting periods ending on or after December 15, 2010. The adoption of this update is not expected to have material impact on the Company’s consolidated financial statements.

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2  -         SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Recently issued accounting pronouncements (cont.)

In December 2010, the FASB issued ASU 2010-28 Intangibles-Goodwill and Other (Topic 350) When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts to address questions about entities with reporting units with zero or negative carrying amounts. Under Topic 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). Because some entities concluded that Step 1 of the test is passed in circumstances of zero or negative carrying amounts, because the fair value of their reporting unit will generally be greater than zero, some constituents raised concerns that Step 2 of the test is not performed despite factors indicating that goodwill may be impaired. The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. Upon adoption of the amendments, an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by Section 350-20-35. The adoption of this update is not expected to have material impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29 - Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 3  -         ACQUISITIONS

In January 2008 the Company completed the merger of Gibbs System Inc., ("Gibbs") developer of GibbsCAM®, software for programming CNC machine tools, into Cimatron Gibbs LLC, a wholly owned subsidiary of the Company's US-based subsidiary Cimatron Technologies, Inc. As consideration in the transaction, the Company paid cash in the amount of approximately $5 million, as well as 1,500,000 newly issued ordinary shares of Cimatron, which represented approximately 16% of its issued and outstanding share capital immediately following the consummation of the merger.

This merger was accounted for in accordance with SFAS No. 141 and ASC 350-20, and the financial results of Gibbs have been included in the Company's financial statements beginning of the Merger date.

The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to intangible assets and goodwill. The purchase price attributed to intangible assets is being amortized over its estimated useful life, which is 5-7 years. In accordance with SFAS No. 141 and ASC 350-20, the amount attributed to goodwill is not amortized, but rather is subject to periodic impairment tests.

The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition:

Cash and cash equivalents	852
Property and equipment	158
Other tangible assets	3,093
Other tangible liabilities	(3,670)
Net tangible assets acquired	433

Intangible assets acquired(1)	5,432
Goodwill	4,035
Total purchase price	$9,990

(1)	Intangible assets acquired are subject to amortization and include the following:

	Fair value	Estimated useful life (years)

Core technology	4,294	7.3
Brand name	1,138	5.4
	$5,432

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 4  -         TRADE ACCOUNTS RECEIVABLE

	December 31,
	2 0 1 0	2 0 0 9

Accounts receivable	6,691	6,826
Less - allowance for doubtful accounts	(983)	(1,404)
	5,708	5,422

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8

Allowance for doubtful accounts at beginning of year	$1,404	$1,319	$1,397
Provision *	(307)	260	110
Translation adjustments	(1)	(1)	(2)
Accounts receivable written off	(113)	(174)	(186)
Allowance for doubtful accounts at end of year	983	1,404	1,319

*	In 2010 the company was able to collect some receivables in the amount of approximately $440 thousands that were previously considered doubtful.

NOTE 5  -         OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2 0 1 0	2 0 0 9

Prepaid expenses	$257	$388
Deferred tax asset	917	1,685
Derivative instruments	154	233
Government institutions	516	553
Other	240	252
	$2,084	$3,111

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 6  -         PROPERTY AND EQUIPMENT

	December 31,
	2 0 1 0	2 0 0 9
Cost:
Computers and software	6,614	6,439
Office furniture and equipment	2,428	2,530
Vehicles	147	159
Leasehold improvements	584	597
	9,773	9,725
Accumulated depreciation:
Computers and software	5,875	5,722
Office furniture and equipment	2,260	2,278
Vehicles	128	114
Leasehold improvements	561	565
	8,824	8,679
Property and equipment, net	949	1,046

NOTE 7  -         SOFTWARE DEVELOPMENT COSTS, NET

	December 31,
	2 0 1 0	2 0 0 9

Capitalized software development costs	193	193
Accumulated amortization	(193)	(153)
	$-	$40

NOTE 8  -         OTHER LIABILITIES AND ACCRUED EXPENSES

	December 31,
	2 0 1 0	2 0 0 9

Employees and related liabilities	$2,289	$1,884
Accrued expenses	1,969	1,345
Accrued royalties	2,983	2,909
Taxes to government institutions	506	352
Deferred tax liability	363	363
	$8,110	$6,853

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9  -      ACCRUED SEVERANCE PAY (DEPOSITS WITH INSURANCE COMPANIES AND SEVERANCE PAY FUNDS)

Until April 30, 2009 the Company's liability for severance pay in Israel was calculated pursuant to Israeli severance pay law based on the most recent salary of an employee multiplied by the number of years of employment as of the balance sheet date. Starting May 1, 2009, and only for employment periods after May 1, 2009, the calculation was changed, based on a certain provision of the Israeli law that allows the Company to recognize the accumulated funds deposited in monthly deposits with severance pay funds and insurance policies as the fulfillment of the Company's liability for severance pay, subject to such monthly deposits being in line with the requirements of said provision of the law. There was no change in the calculation of the Company's liability for severance pay in Israel for employment periods before May 1, 2009.

The Company's liability for all of its employees is funded by monthly deposits with severance pay funds and insurance policies. An accrual is set up for any unfunded amount.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of the policies.

NOTE 10  -   CONTINGENT LIABILITIES AND COMMITMENTS

A.
In consideration of grants by the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (the “Chief Scientist”), the Company is obligated to pay the Chief Scientist, in respect of awarded grants, royalties of 3.5% of sales of products developed with funds provided by the Chief Scientist, until the dollar-linked amount of such royalty payments is equal to 100% of the grant payments received by the Company plus Libor interest rate (the Libor interest rate applies to grants received since January 1999). With respect to funds provided by the Chief Scientist for development projects held until December 31, 2000, the Company received grants in a total amount of $9,500, and paid back to the Chief Scientist royalties in the amount of approximately $6,600. The Company believes that the majority of products that it has sold since January 1, 2005 are not based on technology developed with funds provided by the Chief Scientist and that, accordingly, such sales should not be subject to the payment of royalties to the Chief Scientist. Nevertheless, the Company has accrued royalty expenses in its financial reports for the periods from January 1st, 2005 to March 31st, 2010 in the amount of approximately $3,000, but has not paid any royalties associated with the products mentioned above to the Chief Scientist. The Company's contingent liability to the Chief Scientist in respect of such grants as of December 31, 2010 is approximately $605, which consists only of the accrued Libor interest that applies to grants received in 1999 and 2000, and the company does not intend to further accrue for royalty expenses in its financial statements, as it believes that the chances for actual payments above the amounts already accrued are remote.

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10  -     CONTINGENT LIABILITIES AND COMMITMENTS (cont.)

B.	Regarding commitments in respect of the Company's approved enterprises see Note 12.A.

C.
In consideration of grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade (the “Fund”), the Company is obligated to pay the Fund royalties amounting to 3% to 4% of the Company's incremental exports, up to a maximum of 100% of the grants received.

The Company's contingent liability to the Fund as of December 31, 2010 is $558, contingent upon the Company’s incremental exports.

D.	The Company uses technology in respect of which it is obligated to pay annual royalties to third parties, up to an amount of $1,475, until December 31, 2013.

E.
Lease commitments

The premises of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates.

Rent expenses for the years ended December 31, 2010, 2009 and 2008 were approximately $1,187, $1,180, and $1,097, respectively.

The Company leases its motor vehicles under cancelable operating lease agreements for periods through 2010. The minimum payment under these operating leases, that would be due upon the cancellation thereof, amounted to $1,278 as of December 31, 2010.

Future minimum lease commitments under the Company's operating leases as of December 31, 2010 are as follows:

Year ended December 31,
2011	2,106
2012	2,027
2013	1,634
2014	1,319
2015 and thereafter	1,055
8,141

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11  -    SHAREHOLDERS’ EQUITY

A.	Share Trading Market The Company's shares are traded in the United States and are listed on the Nasdaq Capital Market.

B.
Share Option Plans

In April 1998, the Company's Board of Directors adopted a stock option plan (the “1998 Share Option Plan”) pursuant to which 620,000 of the Company's Ordinary Shares were reserved for issuance upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. The 1998 Share Option Plan is administered by the Company's Board, which designates the optionees and dates of grant thereunder. The exercise price of an option granted under the 1998 Share Option Plan may be no less than 85% of the fair market value of an Ordinary Share, as determined by the Board on the date that the option is granted. Options granted vest over a period determined by the Board, terminate three years after they become exercisable, and are non-assignable except by the laws of descent. The Board has the authority to amend the terms of option grants, provided that any such amendment is not adverse to the best interest of any grantee affected thereby.

In March 2000, the Board adopted new guidelines for the options to purchase Ordinary Shares reserved for issuance under the 1998 Share Option Plan. Options granted thereunder were henceforth to be exercisable commencing two years after the date of grant at a rate of 50% on the second anniversary of the date of grant and 25% in each of the following two years, subject to the continued employment of each employee/grantee.

In August 2003 the Board approved the grant of options to purchase 150,000 of the Company’s shares at a price of $2.50 per share to two officers of the Company under the 1998 Share Option Plan. These options became exercisable commencing one year after the date of grant at a rate of 25%-33.3% per year, subject to the continued employment of the officers. No such options were outstanding at December 31, 2010. As of December 31, 2010, no other options were outstanding under the 1998 Share Option Plan. In addition, no shares are reserved for future issuances under that plan, as such reserve has been previously transferred into the 2004 Share Option Plan (as defined below).

In October 2004, the Company's Board of Directors adopted an additional share option plan (the “2004 Share Option Plan”) pursuant to which 240,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. The exercise price of an option granted under the 2004 Share Option Plan may be no less than 95% of the fair market value of an Ordinary Share, as determined by the Board on the date that an option is granted. An option granted under the 2004 Share Option Plan may be exercised over a 10-year term unless otherwise determined by the Board. A grantee is responsible for all personal tax consequences of a grant and the exercise thereof.

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 -     SHAREHOLDERS’ EQUITY (cont.)

B.
Share Option Plans (cont.)

In February 2005, 238,500 options, with an exercise price of $2.20 per share, were granted under the 2004 Share Option Plan to employees of the Company, and in August 2005, the Board of Directors approved the grant of an additional 32,000 options, with an exercise price of $2.00 per share, to a Company employee, under such plan. 139,572 options from such grants were outstanding at December 31, 2010.

In December 2005, our Board of Directors increased the 2004 Share Option Plan share reserve by an additional 250,000 shares.

In May 2006 an additional 189,000 options, with exercise prices of $1.75-$2.00 and with terms of five years, were granted to Company employees under the 2004 Share Option Plan, and in  August 2007, an additional 79,000 options, with an exercise price of $2.78 and with a term of five years, were granted to Company employees under such plan. As of December 31, 2010, 213,583 options from such grants were outstanding.

In January 2008, the Company granted an additional 66,000 options, with an exercise price of $2.75 and a term of five years, to Company employees, and in April 2008, an additional 2,000 options, ,also with an exercise price of $2.75 and a term of five years, were granted to a Company employee under the 2004 Share Option Plan. As of December 31, 2010, an aggregate of 47,500 options from such grants were outstanding. Such options become exercisable pursuant to a three (3) year vesting schedule, as follows: (i) thirty-three percent (33%) of the options become exercisable on the first anniversary of the grant date; and (ii) sixteen and one-half percent (16.5%) of the options become exercisable at the end of each subsequent six month period over the course of the following two (2) years, subject to the continued employment of each employee/grantee.

In November 2007, the Company's Board of Directors approved the transfer of a pool of 618,500 unallocated options from the 1998 Share Option Plan to the 2004 Share Option Plan for future grants.

The Company intends to grant additional options under the 2004 Share Option Plan to various of its directors, executive officers and employees. At December 31, 2010 options to purchase 641,917 of the Company's Ordinary Shares were available under the 2004 Share Option Plan for grants to directors, officers, employees and consultants of the Company.

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 -     SHAREHOLDERS’ EQUITY (cont.)

B.
Share Option Plans (cont.)

A summary of the status of the Company’s stock option plans (both the 1998 Share Option Plan and the 2004 Share Option Plan) as of December 31, 2010, 2009 and 2008, and changes during the years ending on those dates, is presented below:

	Year ended December 31,
	2 0 1 0		2 0 0 9		2 0 0 8
	(in thousands)
	Shares underlying options	Weighted average exercise price	Shares underlying options	Weighted average exercise price	Shares underlying options	Weighted average exercise price
Outstanding at beginning of year	452,656	$2.21	469,156	$2.22	443,072	$2.16
Granted	-		-	-	68,000	$2.75
Exercised	(6,500)	$1.75	-	-	(6,916)	$1.97
Cancelled	(45,501)	$2.26	(16,500)	$2.32	(35,000)	$2.55
Outstanding at year end	400,655	$2.21	452,656	$2.21	469,156	$2.22
Options exercisable at year end	390,738		404,739	$2.54	424,167	$2.08
Weighted average fair value
of options granted during the year	-		-		$1.62

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 -     SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.) The following table summarizes information about stock options outstanding at December 31, 2010:

	Options outstanding			Options exercisable
Range of exercise prices	Number of shares underlying outstanding options at December 31, 2010	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares underlying exercisable options at December 31, 2010	Weighted average exercise price

$1.75 - $2.78	400,655	2.15	$2.21	390,738	$2.20

 The following table summarizes information about stock options outstanding at December 31, 2009:

	Options outstanding			Options exercisable
Range of exercise prices	Number of shares underlying outstanding options at December 31, 2009	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares underlying exercisable options at December 31, 2009	Weighted average exercise price

$1.75 - $2.78	452,656	3.16	$2.21	404,739	$2.54

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -        INCOME TAXES

A.	The Law for Encouragement of Capital Investments, 1959

Commencing in 1994, the Company’s operations were granted “approved enterprise” status under the Law for Encouragement of Capital Investments, 1959 (the "Investment Law"). Reduced tax rates applied to the Company’s income from the approved enterprise (which was determined based upon the increase in the Company’s revenue during the first year of its having the above-mentioned status as compared to the year before).

In April 2001 the Company was granted "approved enterprise" status with respect to additional operations (the Company's fourth approved enterprise), subject to the following terms:

•	Tax exemption for 2 years, commencing in the first year in which the Company generated taxable income from its approved enterprise.

•	For the remainder of the benefit period - 5 years - a reduced tax rate of 25%.

The period of tax benefits for such approved enterprise of the Company was to expire in 2015 or earlier, depending on when and whether the Company was to generate taxable income from such approved enterprise’s operations.

Income derived from sources other than an "approved enterprise" is taxable at the ordinary corporate tax rate of 25% in 2010 ("regular Company Tax").

In the event of a distribution of cash dividends to shareholders of earnings subject to the approved enterprise exemption, the Company will be liable for tax at a rate of 25% on such earnings. The Company has not provided deferred taxes on future distributions of tax-exempt earnings, as management and the Board of Directors have determined not to make any distribution that may result in a tax liability for the Company. Accordingly, such earnings have been considered to be permanently reinvested. The tax-exempt earnings may be distributed to shareholders without subjecting the Company to taxes only upon a complete liquidation of the Company.

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -        INCOME TAXES (cont.)

A.	The Law for Encouragement of Capital Investments, 1959 (cont.)

The tax benefits and grants described above are subject to fulfillment of the conditions stipulated in the Investment Law, the regulations promulgated thereunder and the criteria set forth in the Company's certificate of approval (for its approved enterprise status). The entitlement to the benefits is subject to completion and final approval by the Israel Investment Center (a division of Israel's Ministry of Industry, Trade and Labor) (the "Investment Center"), such approval being subject to fulfillment of all terms of the approved program. In the event of failure by an enterprise to comply with these conditions, the tax benefits could be cancelled, in whole or in part, and the enterprise would be required to refund the amount of cancelled benefits, including interest.

The completion of the Company’s first, second and third approved enterprises have received final approval from the Investment Center.

On April 1, 2005, a significant amendment to the Investment Law became effective. Despite the amendment, any terms and benefits included in any certificate of approval that was granted before the amendment came into effect will remain subject to the provisions of the Investment Law, as in effect on the date of such approval. Pursuant to the amendment, the Investment Center will continue to grant approved enterprise status to qualifying investments. The amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an approved enterprise, such as provisions generally requiring that at least 25% of an approved enterprise’s income will be derived from export.

In February 2007 the Company received a letter from the Investment Center stating that its approved enterprise status that had been granted in April 2001 was going to be terminated shortly if the Company did not submit a final performance report with respect to the relevant approved enterprise. The Company has decided not to pursue the completion of its investment plan related to such approved enterprise, as it had not had any tax benefits from it, and it intends to apply for tax benefits pursuant to the amended Investment Law as described above, if and when relevant.

B.	Current income taxes.

The Company's current income tax liability in 2010, 2009 and 2008, based on its income in such years, is presented in the following table:

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
Income (loss) before taxes on income:
Domestic (Israel)	$127	$(2,075)	$169
Foreign	2,095	1,096	277
	2,222	(979)	446
Income (loss) on taxes:
Deferred taxes	(347)	984	359
Current taxes	(310)	(35)	(122)
	$(657)	$949	$237

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -        INCOME TAXES (cont.)

C.	Deferred income taxes

On July 23, 2009, the Economic Efficiency Act (Revised Law for Implementation of the Economic Plan for 2009-2010), 5769-2009 (the "Arrangements Law") was published.  Under the Arrangements Law, the Income Tax Ordinance (New Version), 5721-1961 (the "Income Tax Ordinance") was amended such that the 26% and 25% tax rates imposed upon Israeli companies in the years 2009 and 2010, respectively, will be gradually reduced beginning in the 2011 tax year, for which the corporate tax rate will be set at 24%, until the 2016 tax year, for which the corporate tax rate will be set at 18%.  The company did not realize any deferred tax income as a result of the amendment to the Income Tax Ordinance.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the deferred tax assets and liabilities of the Company and its subsidiaries are as follows.

	December 31,
	2 0 1 0	2 0 0 9
Deferred tax assets:
Loss carryforwards	$2,592	$3,542
Other reserve and allowances	35	93
Total deferred tax assets	2,627	3,635
Valuation allowance	(1,710)	(1,950)
	$917	$1,685
Deferred tax liabilities:
Intangible assets	$(1,365)	$(1,718)
Software development costs	-	(10)
Total deferred tax liabilities	(1,365)	(1,728)
Total deferred tax assets (liabilities), net	$(448)	$(43)

The Company has provided valuation allowances in respect of deferred tax assets mainly resulting from net operating loss carry forwards in Israel. Management currently believes that it is more likely than not that those deferred tax assets will not be utilized in the foreseeable future.

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -        INCOME TAXES (Cont.)

D.
Under the Income Tax Law (Adjustments for Inflation) 1985, income for tax purposes was measured in terms of earnings in NIS, adjusted for the changes in the Israeli Consumer Price Index (the "CPI"), until tax year 2007. Such adjustments for inflation were not in effect starting tax year 2008.  The following table presents a reconciliation of the Company's income taxes calculated at the statutory tax rate in Israel to the actual income tax reported in the Company's financial statements:

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8

Income (loss) before income taxes as reported
in the consolidated statements of operations	$2,222	$(979)	$446

Income taxes under statutory tax rate	907	(180)	141

Increase (decrease) in taxes:

Increase (decrease) in valuation allowance	(240)	(850)	(1,164)
Increase in taxes resulting from permanent differences and non deductible expenses	307	137	387
Tax in respect of prior years	(243)	-	-
Differences in taxes arising from differences between Israeli currency income and dollar income, net *	(67)	(87)	(33)
Other	(7)	31	432

Income taxes in the statements of operations	657	(949)	(237)

*
Differences between Israeli currency income and dollar income are based on changes in the Israeli CPI (the basis for computation of taxable income in Israel) and the exchange rate of Israeli currency relative to the dollar.

The Company adopted the provisions of ASC 740-10 on January 1, 2007 (formerly: “FIN 48”). As a result of its implementation, the Company recognized a $367 increase to reserves for uncertain tax positions. This increase was accounted for as an adjustment to the beginning balance of the accumulated deficit on the accompanying consolidated balance sheet as of December 31, 2007.

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -        INCOME TAXES (cont.)

D.	Cont.

The following reconciliation summarizes the Company's total gross unrecognized tax benefits:

Year ended
December 31,
2 0 1 0

Balance at January 1, 2010	$367
Gross change tax positions of current period	-
Gross change for tax positions of prior year	-
Balance at December 31, 2010	$367

E.	Tax assessments

The Company has been issued final tax assessments by the Israeli income tax authorities through the tax year ended December 31, 2006.

The Company's subsidiary in Germany has been issued final assessments by the German tax authorities through the tax year ended December 31, 2007.

NOTE 13 -        TRANSACTIONS WITH RELATED PARTIES

A.
In February 2002, Koonras Technologies Ltd., a subsidiary of Polar Investments Ltd. (“Koonras”) and DBSI Investments Ltd. (“DBSI”) consummated a transaction with Zeevi Computers and Technology Ltd. (“ZCT”), whereby they acquired all of the Ordinary Shares of the Company previously held by ZCT. Following the consummation of the sale of 1,700,000 Ordinary Shares from Koonras to DBSI on June 24, 2008, and the related approval by Cimatron's shareholders at such time, DBSI alone will continue to provide to the Company all of the management services that were previously provided to the Company by Koonras and DBSI, and will receive the entire annual management fee.

B.
The following transactions between the Company, on the one hand, and Koonras and/or DBSI (significant shareholders of the Company), on the other hand, are reflected in the Company's financial statements:

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8

Management fees	$489	$452	$484

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 14 -        SELECTED STATEMENTS OF OPERATIONS DATA

A.	Revenues

A breakdown of the Company's revenues by geographical region and based upon distribution of the Company's products by major distributors is provided below for the years 2010, 2009 and 2008:

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
Revenue by geographical region:
Israel	$977	$954	$1,133
Germany	8,300	8,232	10,411
Italy	6,473	7,204	10,105
Rest of Europe	2,978	2,358	3,482
Far East	5,729	4,790	5,084
USA	9,172	7,914	9,032
Rest of North America	1,743	1,105	1,084
Others	702	400	644
	$36,074	$32,957	$40,975

Revenue through major distributors, as a percentage of total revenues:

Distributor (A)	4%	4%	4%

B.	Cost of revenues

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8

Hardware and software	$3,505	$3,488	$4,497
Salaries and employee benefits	1,118	1,052	1,299
Amortization of capitalized software development cost	39	39	33
Royalties to the Chief Scientist	89	347	464
Amortization of other intangible assets	588	588	588
Depreciation	9	11	27
Other	522	676	835
	5,870	6,201	7,743
Decrease (increase) in inventory	6	(15)	26
	$5,876	$6,186	$7,769

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 14 -        SELECTED STATEMENTS OF OPERATIONS DATA (cont.)

C.	Selling, general and administrative expenses

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8

Marketing costs	$1,019	$1,190	$1,543
Selling expenses	16,378	15,904	18,900
General and administrative expenses	3,970	4,156	4,519
Amortization of other intangible assets	396	395	400
Depreciation	290	347	388
	$22,053	$21,992	$25,750

NOTE 15 -        SUBSEQUENT EVENTS

On March 2, 2011, the Company's shares began trading in Israel and are listed on the Tel-Aviv Stock Exchange, in addition to the listing on the Nasdaq Capital Market.

Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS’ REPORT

Board of Directors
Cimatron Gibbs, LLC
Moorpark, California

We have audited the accompanying balance sheets of Cimatron Gibbs, LLC (the Company), a California Limited Liability Company, as of December 31, 2010 and 2009, and the related statements of income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cimatron Gibbs, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Pasadena, California March 9, 2011